RXi Pharmaceuticals Corporation

257 Simarano Drive, Suite 101 | Marlborough, MA 01752

August 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christopher Edwards

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1 (File No. 333-220062)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RXi Pharmaceuticals Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on August 30, 2017, or as soon thereafter as practicable.

Please call Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373 as soon as the Registration Statement has been declared effective.

Very truly yours,

RXi PHARMACEUTICALS CORPORATION

By:	/s/ Geert Cauwenbergh
Name:	Geert Cauwenbergh, Dr. Med. Sc.
Title:	President, Chief Executive Officer and Chief Financial Officer